Exhibit 99.424

Nextech AR Teams Up With MIT To Hack The Metaverse Using ARitize Maps at XR Hackathon

Winners will receive an exclusive NFT

VANCOUVER, B.C., Canada – March 22, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to be both a sponsor and the main metaverse platform provider for the event. The XR Hackathon, “Reality Hack’’ is taking place at the Massachusetts Institute of Technology (MIT) Campus from March 23-27, 2022. Other notable sponsors of the event include Microsoft, SNAP and Magic Leap.

The Company’s exclusive Metaverse Solution, ARitize Maps, will be used by thought leaders, creators, students, and technology enthusiasts to envision the future of the Metaverse by merging the physical and digital world. MIT event organizers will leverage ARitize Maps for their participants, offering engaging event information, immersive event updates, and indoor augmented reality wayfinding, allowing participants to navigate their way around the hackathon. In addition, hackers will get access to Nextech’s ARitize Maps platform, where they can use powerful and immersive Metaverse technology to build their project for the hackathon. Winners will receive an exclusive NFT and access to the ARitize Maps premium plan.

ARitize Maps is currently in Beta for both iOS and Android, and expected to publicly launch mid-April with upcoming features, including an NFT viewer, in-app purchases and monthly subscription plans. It will also be made available as an SDK for enterprise apps to leverage into their own user bases. ARitize Maps is easy to use, anyone can spatially map their location within minutes, and populate it with interactive 3D objects, navigation, audio, text, images and more. Nextech is planning to provide a number of pre-loaded 3D objects, while creators can also upload their own OBJ files, and create their own 3D objects to populate their metaverse. The navigation feature allows users to spatially map out an area and include AR wayfinding features, directing visitors in their metaverse to a desired location or object. Users can publish and share their metaverse for others to experience while in the location creating a totally new, exciting and immersive metaverse experience.

Sign up for ARitize Maps Beta - click here

Nextech AR CEO Evan Gappelberg commented, “We are very excited to sponsor this Hackathon and work with such a smart group of students and a well-regarded institution like MIT. Not only is our technology being used as the main Metaverse platform by event organizers, but it is also being offered to event participants so they can build their projects. We are excited to see what the MIT participants can come up with using our technology, which should yield some valuable testing data and user feedback. With our tech just coming to market now we feel perfectly positioned to capitalize on the growth of spatial mapping, NFT’s, 3D models and more. With these sponsorships we are aiming to inspire the next generation of creators for the Metaverse and allow anyone to bridge the gap between the physical and digital world through immersive experiences and projects. This is another great use-case for ARitize Maps, showcasing the opportunity for gamification to drive participation and engagement at events”.

Reality Hack offers a new perspective into the positive potential of spatial computing, in an unforgettable five days of collaboration, ideation and creativity. Learn more: https://www.mitrealityhack.com/

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact
Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

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Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.